The Real Brokerage Inc. Opens Nevada in Collaboration with Top Las Vegas Group

NEWS PROVIDED BY
The Real Brokerage Inc.
May 05, 2021, 07:50 ET

TORONTO and NEW YORK, May 5, 2021 /CNW/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a technology-powered real estate brokerage operating in 29 states, announced its expansion to Nevada in collaboration with Love Local Real Estate, a Nevada real estate group which in 2020 completed over 1,000 transactions and $300 million in closed-home sales in the greater Las Vegas area.

Real, which offers attractive commission splits, best-in-class technology, revenue sharing and equity incentives for agents, is expecting to add over 100 new agents to its growing network through the collaboration. The brokerage has also announced the appointment of Bryan Jones as Nevada managing broker and Sean Mulcahy as Nevada growth leader.

Real is the future model of the real estate business for agents and customers.

Love Local Real Estate was founded in 2016 by partners Joe Herrera and Taylor Prince, who formerly ran an independent brokerage ofﬁce together. They built it into a 130-agent brokerage, including independent agents and their own team, the Joe Taylor Group.

"We see the market continuing to grow over the next couple of years as people look for an opportunity to live in an amazing community with an affordable state income tax," said Taylor Prince. "The agents we work with are highly skilled in helping homebuyers ﬁnd great deals even in a hot market."

Love Local Real Estate decided to join Real based on a value proposition that extends beyond individual transactions. Real offers agents an equity stake in the company through its agent stock incentive plans.

"We saw in Real an opportunity to take average agents and teach them how to build wealth through ownership in company stock and revenue sharing," said Herrera. "Now, as we attract agents to Real, it will be about becoming business partners with them in the larger Real community."

As managing broker for Real in Nevada, Bryan Jones will leverage 22 years of real estate experience, including over 13 years at Coldwell Banker, to support agents. He was named "rookie of the year" in 1998 and has launched a charitable giving program called "Bryan Gives Back." Jones donates a portion of the commission from every listing he sells to either the Wounded Warrior Project based in Jacksonville, Fl, or the Juvenile Diabetes Research Fund. Throughout his career he has assisted thousands of clients and impacted hundreds of consumers through his efforts.

"Real is the future model of the real estate business for agents and customers. Agents and their clients want their information driven by technology and on a mobile device," said Jones. He added, "The agent incentives and commission structure are key reasons to join Real."

Sean Mulcahy, a graduate of the University of Nevada Las Vegas, has worked in real estate specialties including commercial development, residential development and residential sales ranging from luxury estates to distressed foreclosures.

"I joined Real because of the people," said Mulcahy. "I could go work at any real estate ofﬁce if I just wanted to sell property. Real was built with a common goal in mind -- to make agents' lives better. We are building a company that will truly change the face of the industry."

"We are excited by the talent, expertise and enthusiasm of the team partnering with us to launch Real in Nevada," said Real co-founder and CEO Tamir Poleg. "Real offers a new way to support agents as they guide their clients through a life changing decision."

Last month, Real announced it had surpassed 2,000 agents across its national network, growing 90% since April 2020. Real also recently announced its expansion into Oregon as part of its continued growth across the United States.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 29 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information:

For additional information, please contact:
The Real Brokerage Inc.
Ryan Birchmeier
ryan@therealbrokerage.com
1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Nevada, agent incentives and commissions, the donations of Bryan Gives Back, Real's expected growth of agents in Nevada, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.